

January 20, 2010

Sent via U.S. Mail and facsimile to (559)323-3310

Daniel J. Doyle
President and Chief Executive Officer
Central Valley Community Bancorp
7100 North Financial Drive
Fresno, CA 93720

       RE: **Central Valley Community Bancorp**
               Form 10-K for Fiscal Year Ended December 31, 2008
                 Filed March 19, 2009
               Form 10-K/A for Central Valley Community Bancorp Escrow Fund for
               the Transition Period from November 13, 2008 to December 31, 2008
                 Filed March 31, 2009
               Form 10-Q for the Period Ended September 30, 2009
                 Filed November 13, 2009
               File No. 000-31977

Dear Mr. Doyle,

       We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis – Financial Condition

Non-Performing Assets, page 43

1.   You disclose on page 43 that approximately 63.3% of your loan portfolio consists
        of loans that are collateralized by real estate. Further, on page 44 you disclose
        that you measure impaired loans by using the fair value of collateral if the loan is
        collateral dependent. Please revise future interim and annual filings to address
        the following items. Please provide us with your proposed disclosures.

        a. To the extent you use external appraisals to fair value the underlying collateral
            for impaired loans, how and when you obtain external appraisals and how this
            impacts your amount and timing of your quarterly and annual periodic loan
            provision(s) and charge-offs.

        b. The typical timing surrounding the recognition of a collateral dependent loan
            as non-performing and impaired, when you order and receive an appraisal,
            and the subsequent recognition of any provision or related charge-off. In this
            regard, tell us if there have been any significant time lapses during this
            process.

        c. Whether you have charged-off an amount different from what was determined
            to be the fair value of the collateral as presented in the appraisal for any
            period presented. If so, please tell us the amount of the difference and
            corresponding reasons for the difference, as applicable.

        d. If you do not use external appraisals to fair value the underlying collateral for
            impaired loans, please provide us with a comprehensive response which
            discusses your process and procedures for estimating the fair value of the
            collateral for these loans.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page 56

2.   We were unable to locate the signature of your independent registered accounting
        firm on their audit opinion. We did note, however, that you provided a signed
        consent from your auditors as an exhibit. Please revise future filings to properly
        evidence the signature(s) of the independent public accounting firm that issued its
        report on the consolidated financial statements. Please refer to Rule 302 of
        Regulation S-T.

Note 19. Subsequent Event, page 103

3.   Please tell us and revise your future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

   a.   We note that you used the Black-Scholes-Merton model to determine the relative fair value of the Warrant. Please identify the assumptions used in this calculation.

   b.   Further, please clearly identify the methodology and assumptions used to calculate the relative fair value of the preferred stock. As part of this disclosure, please quantify the discount rate used to value the preferred stock.

   c.   Clearly identify the amounts you allocated to the preferred stock and the warrant based on their relative fair values, respectively, and how you computed the amount of the discount on the preferred.

Form 10-K/A for the transition period from November 13, 2008 to December 31, 2008 filed on March 31, 2009

4.   Please tell us how you determined it was appropriate and necessary to file information related to the Central Valley Community Bancorp Escrow Fund on a Form 10-K/A. Please reference the specific filing rule or regulation you used to support your decision. In your response, please address how you determined it was appropriate to file this Form 10-K/A under the same file number registered to Central Valley Community Bancorp.

Form 10-Q for the period ended September 30, 2009

Item 1. Financial Statements

Note 4. Investments, page 10

5.   We note you adopted FSP FAS 115-2 effective January 1, 2009. We also note your disclosure on page 11 that states you have the "ability and intent to hold" your underwater debt securities until market recovery or maturity. Please revise future interim and annual filings to assert that you do not intent to sell and it is more likely than not that you will be required to sell underwater debt securities, as required by ASC 320-10-50.

6.   We note a majority of your unrealized losses greater than 12-months on available-for-sale securities and held-to-maturity securities related to "other securities" and

"other debt securities", respectively. We also note your disclosure on page 11 related to "whole loan CMO holdings." Please address the following:

a. We note the disclosure on page 80 of your Form 10-K that other securities include residential MBS debt securities, corporate debt securities and marketable equity securities at December 31, 2008. We did not notice a similar disclosure in your September 30, 2009 Form 10-Q. Please tell us and revise future filings to disclose specifically what types of securities are included in "other" for both your available-for-sale and held-to-maturity securities. Further, please consider disaggregating this line item to more appropriately reflect the various type(s) of securities included. At a minimum, please separately present information related to any marketable equity securities you hold for each period presented.

b. On page 23, you disclose that "In an effort to increase yields, without accepting unreasonable risk, a significant portion of the investment portfolio is in high quality mortgage-backed securities (MBS) and collateralized mortgage obligations (CMOs)." Your disclosure on page 11 related to CMO holdings appears to indicate that you have a significant unrealized loss related to these securities as of September 30, 2009. Please tell us and revise your investment footnote in future filings to more clearly describe the types of CMO securities you hold. Please indicate in both your tabular and narrative investment disclosures those CMO securities that are backed by U.S. Government agencies and those that are backed by other non-government issuers.

c. Please tell us and revise future filings to disclose the number of CMO holdings which have been in an unrealized loss position for 12-months or more as of September 30, 2009, differentiating between those classified as available-for-sale and those classified as held-to-maturity, and those issued by the U.S. Government and those issued by other non-government entities.

d. Please provide us with a detailed list of each of your CMO holdings included in "c" above which are issued by non-government agencies, including for each security the name of the issuer, the tranche and the credit rating.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information.

Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief